July 7, 2010
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	P. H. Glatfelter Company Form 10-K for the year ended December 31, 2009 Filed March 16, 2010 File No. 001-03560 Definitive Proxy Statement on Schedule 14A Filed March 30, 2010 File No. 001-03560
Dear Mr. Reynolds:
On behalf of P. H. Glatfelter Company (hereafter “Glatfelter” or the “Company”), I write to respond to the Staff’s comment letter dated June 22, 2010 regarding the above-captioned Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2009, filed on March 16, 2010 and Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on March 30, 2010. For your convenience, each of the Staff’s comments has been reproduced, followed by the Company’s response to such comment.
Form 10-K for Fiscal Year Ended December 31, 2009
Exhibits
1.	We note a number of your material agreements filed as exhibits to your annual report omit various schedules, exhibits, annexes, and/or appendixes: Exhibits 10(l), (m), (n), (p), (w), and (y). We also note that Exhibit 10.1 to the Form 8-K filed May 3, 2010 omitted schedules or exhibits. Please file these exhibits in their entirety with all schedules, exhibits, annexes, and/or appendices in your next periodic report as required by Item 601(b)(10) of Regulation S-K, or advise.

RESPONSE: The Company confirms that it will re-file the agreements listed as Exhibits (m), (n), (p), (w), and (y) to its Form 10-K and as Exhibit 10.1 to its Form 8-K filed on May 3, 2010 in their entirety in connection with the filing of its Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2010. Such exhibits will include all schedules, exhibits, annexes, and/or appendices. With respect to Exhibit 10(l) to our 2009 Form 10-K, please be advised that this agreement was terminated as reported in our Form 8-K filed on May 3, 2010.

John Reynolds
July 7, 2010

Definitive Proxy Statement on Schedule 14A Filed March 30, 2010
Corporate Governance and Board of Directors, page 11
2.	We note your chief executive officer also serves as your chairman of the board. Please supplementally advise us whether you have a lead independent director and what specific role the lead independent director plays in the leadership of the board and your risk oversight. Also confirm that you will provide this disclosure in future filings, as required by Item 407(h) of Regulation S-K.

RESPONSE: The Company does not have a lead independent director. The Company confirms that it will provide this disclosure in future filings.
Compensation, Discussion and Analysis, page 18
Long-Term Incentives, page 22
3.	We note your 2008 cash Long Term Incentive Plan (“cash LTIP”) compensation was based on “preset financial targets by the end of a specified multi-year period.” On page 22, you disclose that these targets are operating net income and return on capital employed, but do not provide the quantitative disclosure of the necessary targets to be achieved for your named executive officers to earn their cash LTIP compensation. In your response, please indicate your intent to include the required revision in future filings and provide a draft of your proposed disclosure. To the extent that it is appropriate to omit specific targets, please provide us with the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

RESPONSE:

In its 2011 Proxy Statement, the Company will provide the quantitative disclosure of the targets required to be achieved by the Company for its named executive officers to earn cash LTIP compensation which is included in the Summary Compensation Table and the actual percentage of such targets that were achieved. Further, should the cash LTIP be reinstituted in future years, the Company intends to include this disclosure in its future Proxy Statements. The following is a draft of the disclosure that will be included in the 2011 proxy statement:

“In February 2011, after the Company’s audited, consolidated, year-end financial results were available, the Committee analyzed whether the pre-established cash LTIP performance targets had been met and determined at what level to award cash LTIP bonuses to the NEOs. As discussed further below, the amount

John Reynolds
July 7, 2010

ultimately received by the NEOs was dependent on the extent of achievement of performance targets established by the Committee for the cash LTIP.

The following table summarizes the level of Company performance associated with each cash LTIP metric and the corresponding target bonus level for the NEOs:

Percent of targeted bonus
	50%	100%	150%

Performance metric
Cumulative Operating Net Income (millions)
Average Return on Capital Employed
At the end of the applicable three-year cash LTIP performance period ending December 31, 2010 (the ‘Performance Period”), the Company’s cumulative Operating Net Income during the Performance Period totaled $___ million (___% of the target goal) and its average Return on Capital Employed during the Performance Period was ___% (___% of the target goal). Accordingly, the Committee [awarded][did not award] cash LTIP bonuses to the NEOs.

The following table sets forth targeted cash LTIP bonus levels for each NEO as a percentage of the NEO’s base salary:

Cash LTIP
Target Bonus
(as a
	Cash LTIP	percentage of
	Target	2010 Base
Named Executive Officer	Bonus	Salary)

[NEO #1]
[NEO #2]
[NEO #3]
[NEO #4]
[NEO #5]

John Reynolds
July 7, 2010

The Committee believes the ONI and Return on Capital Employed target levels were set at levels to sufficiently challenge the NEOs, meet the long term strategic objectives of the Company and satisfy the Company’s compensation objectives. The following table summarizes the cash LTIP bonus opportunities as a percentage of the NEOs’ 2010 base salaries:

Target Bonus Range
Cash LTIP Performance Level	(Percent of Base Salary)

Minimum (50% of performance target)
Target (100% of performance target)
Maximum (150% of performance target)
Overall, the Company achieved ___% of the cash LTIP performance targets. The ranges set forth above are based on advice received from the Consultant regarding market practices. All payments to the NEOs under the cash LTIP are based entirely on the specified preset performance targets; no portion of the cash LTIP payment is based on individual performance of each NEO. However, the Committee has the authority to reduce payments under the cash LTIP based on the Committee’s assessment of individual performance during the year, with the approval of the independent members of the Board of Directors in the case of the CEO. No such reductions were made.”
The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments to either me at (717) 225-2794 or Thomas Jackson, Vice President and General Counsel at (717) 225-2729.
Sincerely,
/s/ John P. Jacunski
John P. Jacunski
Senior Vice President
and Chief Financial Officer

cc:	George H. Glatfelter II Thomas G. Jackson Glenn Davies